

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 6, 2012

<u>Via E-mail</u>
Jeffry Sterba
President and Chief Executive Officer
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, NJ 08043

> **Re:** **American Water Works Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-34028**

Dear Mr. Sterba:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Business, page 3</u>

<u>Employee Matters, page 20</u>

1. We note the statement that "[t]here have been no work stoppages with respect to [the five local union contracts that expired on December 31, 2011]." We also note that the National Labor Relations Board issued a complaint against you on July 29, 2011 with respect to cases between Pennsylvania American Water Company and Utility Workers Union of America, System Local No. 537, AFL-CIO. Please provide us with your analysis for why you did not believe the facts set forth in such complaint constituted a "work stoppage." Please also provide us with your analysis for why you did not believe that the complaint, itself, was material information required to be disclosed pursuant to Exchange Act Rule 12b-20. Please include in such analysis why you believed that the

complaint issued by the National Labor Relations Board in January 2012 was material, and accordingly, was disclosed, but the aforementioned complaint was immaterial.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Continue Improvement in O&M Efficiency Ratio for our Regulated Businesses, page 45

2. Refer to your non-GAAP measure regulated O&M efficiency ratio. Please expand your reconciliation to reconcile total regulated O&M expense used to calculate this non-GAAP measure to the line item entitled operation and maintenance expense on your Consolidated Statements of Operations and Comprehensive Income (Loss). In this regard, we note your total regulated operating revenue is reflected in your Note 21. Segment Information.

Consolidated Balance Sheets, page 89

3. Tell us the nature and the various component amounts of "other current liabilities" in the consolidated balance sheets. Note that any item in excess of 5% of the total current liabilities should be separately identified on the face of the consolidated balance sheet or in a note thereto in accordance with Rule 5-02.20 of Regulation S-X.

Note 7: Regulatory Assets and Liabilities, page 103

4. Refer to your disclosure on page 104 where you state, "Other regulatory assets include certain deferred employee benefit costs, deferred treatment facility costs, as well as various regulatory balancing accounts." Explain to us and disclose the nature of each item and why you believe such items are recoverable under GAAP. Lastly, provide to us an example of a "balancing account" and explain to us why it is being used.

Note 15: Employee Benefits, page 119

5. Please explain to us how you calculate your market-related value of plan assets. The market-related value of plan assets is either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. Different ways of calculating market-related value may be used for different classes of assets (for example, an employer might use fair value for bonds and a five-year-moving-average value for equities), but the manner of determining market-related value is required to be applied consistently from year-to-year for each asset class. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, it should also be disclosed as an accounting policy. Refer to the Master Glossary of the FASB ASC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 if you have a question regarding comment one. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ James Allegretto for

Andrew D. Mew
Accounting Branch Chief